UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of His Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

PAUL HUYNH

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO	SUSAN LOVE
Milbank LLP	Vice President and Treasurer
55 Hudson Yards	Export Development Canada
New York, NY 10001	150 Slater Street
Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Information concerning internal funded debt of Export Development Canada (“EDC”) is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 136-138 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 156-158 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 13 (Debt Instruments) and 14 (Debt Instrument Maturities).

Information concerning internal funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”, and on pages 398-399 of Exhibit 99.C-7 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (file no. 033-05368) (filed on April 19, 2024) under the caption “Composition of Market Debt”.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Information concerning external funded debt of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 136-138 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 156-158 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 13 (Debt Instruments) and 14 (Debt Instrument Maturities).

Information concerning external funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”, and on pages 398-399 of Exhibit 99.C-7 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (file no. 033-05368) (filed on April 19, 2024) under the caption “Composition of Market Debt”.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Information concerning funded debt of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 136-138 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 156-158 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 13 (Debt Instruments) and 14 (Debt Instrument Maturities).

Information concerning funded debt of Canada is included on pages 32-44 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Tables and Supplementary Information”, and on page 401 of Exhibit 99.C-7 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (file no. 033-05368) (filed on April 19, 2024) under the caption “Maturity Date Cycles and Benchmark Bond Target Range Sizes”.

4.(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

As at December 31, 2024, no such amount was held by the registrant.

(2)	Total estimated amount held by nationals of the registrant; this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Information concerning internal floating indebtedness of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 136-138 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 156-158 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 13 (Debt Instruments) and 14 (Debt Instrument Maturities).

Information concerning internal floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”, and on pages 398-399 of Exhibit 99.C-7 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (file no. 033-05368) (filed on April 19, 2024) under the caption “Composition of Market Debt”.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Information concerning external floating indebtedness of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 136-138 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 156-158 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 13 (Debt Instruments) and 14 (Debt Instrument Maturities).

Information concerning external floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”, and on pages 398-399 of Exhibit 99.C-7 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2023 (file no. 033-05368) (filed on April 19, 2024) under the caption “Composition of Market Debt”.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures: there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 113-172 of Exhibit 99.2 hereto under the caption “Consolidated Financial Statements”.

7.(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 15 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033- 05368) (filed on February 18, 2025) under the caption “Foreign Exchange and International Reserves”.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See pages 11-12 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033- 05368) (filed on February 18, 2025) under the caption “External Trade”.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 13-14 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033- 05368) (filed on February 18, 2025) under the caption “Balance of Payments”.

Public Official Documents

Exhibits 99.1, 99.2 and 99.3 are publications of EDC and are included herein on the authority of such publications as public official documents. The information contained in any document or website referenced or linked in Exhibits 99.1 and 99.2 is not incorporated by reference into these exhibits or into this annual report.

Forward-Looking Statements

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, EDC is hereby filing cautionary statements identifying important factors that could cause EDC’s actual results to differ materially from those projected in forward-looking statements of EDC made by or on behalf of EDC. Statements made in this annual report which describe EDC’s intentions, expectations, beliefs, or predictions may be forward-looking statements within the meaning of securities laws. EDC cautions that, by their nature, forward-looking statements involve risk and uncertainty and that EDC’s actual results could differ materially from those expressed or implied in such forward-looking statements. Such statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions about EDC, including, but not limited to: world-wide economic conditions in general and the Canadian economic conditions in particular; performance of EDC’s underlying loan portfolio; growth of both domestic and export trade and demand for both domestic and export finance; EDC’s ability to manage effectively its capital and liquidity; a potential change in interest rates, including any changes driven by inflation; and the impact of tariffs and other protectionist economic measures.

You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. EDC undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this filing might not occur.

Risk Factors

EDC’s forward-looking statements are based on a series of projections and estimates regarding the world-wide economy in general and on the Canadian economy in particular. EDC’s actual results will depend greatly on these actual economic conditions and on the growth of both domestic and export trade and demand for both domestic and export finance, all of which may be impacted by tariffs and other protectionist economic measures. See “Tariffs on Canadian Goods”. EDC’s actual results will also depend on the performance of EDC’s loan portfolio, insurance claims experience, risk management activities and interest rates. If actual economic conditions, growth of domestic or export trade, demand for domestic or export finance, performance of EDC’s loan portfolio, insurance claims experience, risk management activities or interest rates differ materially from EDC’s projections or if any of the various countries in which we provide financing implement tariffs or other such protectionist economic measures, EDC’s actual results could vary significantly from the performance projected in EDC’s forward-looking statements.

Recent Developments

Tariffs on Canadian Goods

On February 1, 2025, the U.S. President issued an Executive Order ‘Imposing Duties to Address the Flow of Illicit Drugs Across our Northern Border’, establishing ad valorem tariffs of 10 percent on energy and energy resource imports and 25 percent on all other imports from Canada, with an effective date of February 4, 2025. In response, on February 1, 2025, the Government of Canada announced plans to implement 25 percent tariffs on CAD$155 billion worth of annual imports from the U.S. Subsequently, on February 3, 2025, both countries agreed to delay the imposition of their respective tariff measures, with the U.S. President issuing a second Executive Order, ‘Progress on the Situation at our Northern Border,’ which suspended implementation of these duties until March 4, 2025.

On March 4, 2025, Canadian imports became subject to the previously announced ad valorem tariffs of 10 percent on energy and energy resource imports and 25 percent on all other imports. In response to the imposition of tariffs by the United States, on March 4, 2025, the Government of Canada implemented 25 percent tariffs on CAD$30 billion of annual imports from the U.S., with the potential for tariffs on another CAD$125 billion following public consultations. The initial CAD$30 billion tariff package encompasses products like orange juice, peanut butter, wine, spirits, beer, coffee, appliances, apparel, footwear, motorcycles, cosmetics, and certain pulp and paper products.

On March 5, 2025, the U.S. President issued a statement indicating a one-month exemption from tariffs on auto imports from Canada. Further, on March 6, 2025, the U.S. President issued an Executive Order ‘Amendment to Duties to Address the Flow of Illicit Drugs Across our Northern Border’, exempting from tariffs all goods that comply with the Canada-U.S.-Mexico Agreement (CUSMA) and reducing the tariff on non-CUSMA compliant potash imports to 10%.

On March 12, 2025, previously announced tariffs of 25 percent came into effect globally on steel and aluminum products, including those imported from Canada (without any kind of exemption). In response, on March 13 the Government of Canada imposed 25 percent reciprocal tariffs on CAD$29.8 billion of U.S. products including steel, aluminum, and other goods (including tools, computers, servers, display monitors, sport equipment and cast-iron products). On June 4, 2025, the U.S. increased its global tariffs on steel and aluminum imports to 50 percent.

On April 3, 2025, the U.S. imposed global tariffs of 25 percent on imports of passenger vehicles and auto parts. In the case of Canada, the tariffs apply to the full value of non-CUSMA compliant vehicles and to the non-U.S. value content of vehicles that comply with CUMSA, while CUSMA-compliant auto parts are fully exempt at this time. In response, on April 9 the Government of Canada imposed 25 percent tariffs on non-CUSMA compliant vehicles imported from the U.S as well as on the non-Canadian and non-Mexican content of CUSMA-compliant vehicles (total annual imports of CAD$35.6 billion). Auto parts are not subject to Canadian tariffs.

While Canada-U.S. trade discussions are on-going, there is currently no end date in sight to the application of tariffs. Canada has indicated that its responsive measures will remain in place until the U.S. withdraws its unjustified tariffs imposed against Canadian goods. In the meantime, further U.S. tariffs prompting new Canadian counter measures are possible (e.g. in the context of U.S. undertaking national security investigations that may result in global tariffs on copper products, lumber and paper, semiconductors and electronics, critical minerals, trucks, pharmaceuticals, and commercial aircraft and parts).

The United States is Canada’s largest trading partner, accounting for approximately three-quarters of Canada’s total merchandise exports. Canada is the United States’s second largest trading partner and the largest destination for U.S. merchandise exports. The U.S. tariffs currently in force, together with any countermeasures or any additional tariffs in a rapidly evolving scenario, could significantly impact Canadian exports and the broader Canadian economy, which in turn could impact the demand for export financing provided by EDC. The full impact of these tariffs and potential countermeasures on EDC is uncertain at this time. Such U.S. tariffs, along with any retaliatory tariffs, other potential countermeasures or other protectionist economic policies promulgated by the United States, Canada or any other foreign jurisdictions, could have a material adverse effect on EDC’s financial position and results of operations.

Governmental and Parliamentary Changes in Canada

On March 9, 2025, Mark Carney was selected as leader of the Liberal Party of Canada. On April 28, 2025, an election was held with the Liberal Party winning seats in the House of Commons sufficient to form a government but slightly short of an outright majority. On May 14, 2025, incoming Finance Minister François-Philippe Champagne indicated that the government would not table a budget in the spring as is customary but instead would release a substantive economic statement in the fall. The government’s Speech from the Throne was passed in the House of Commons on June 4, 2025.

This Annual Report on Form 18-K comprises:

(a)	The cover page and pages numbered 2 to 6

consecutively. (b) The following exhibits:

23.1	Independent Auditor’s Consent.

24.1	Auditor General’s Delegation of Signing Authority.

99.1	Export Development Canada Supplemental Information.*

99.2	Export Development Canada’s 2024 Annual Report.*

99.3	Copy of the consolidated Export Development Act, effective as of June 28, 2024.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

* * *

EDC’s principal executive offices are located at 150 Slater Street, Ottawa, Ontario, Canada K1A 1K3. EDC’s telephone number is (613) 598-2500. EDC’s website address is www.edc.ca. Information contained in EDC’s website is not part of this report.

*

Unless otherwise indicated, all dollar amounts quoted herein and in the exhibits hereto are in Canadian dollars. On June 6, 2025 the daily average rate of the Bank of Canada for conversion of United States dollars (“USD” or “U.S. $”) to Canadian dollars (“CAD” or “$”) was U.S. $1.00 = CAD 1.3690.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 9th day of June 2025.

Export Development Canada

By:	/s/ Susan Love
Susan Love
Vice President and Treasurer

EXHIBIT INDEX

23.1	Independent Auditor’s Consent.

24.1	Auditor General’s Delegation of Signing Authority.

99.1	Export Development Canada Supplemental Information.

99.2	Export Development Canada’s 2024 Annual Report.

99.3	Copy of the consolidated Export Development Act, effective as of June 28, 2024.